UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number: 001-39259

China Liberal Education Holdings Limited
(Translation of registrant’s name into English)

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 17, 2020, Mr. Jianxin Zhang resigned from his appointments as director, chairman of the Board of Directors (the “Board”) and chief executive officer of China Liberal Education Holdings Limited (the “Company”), effective immediately. Mr. Zhang’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. The Board has accepted Mr. Zhang’s resignation.

Mr. Jianxin Zhang will continue to act as deputy general manager of China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”), a PRC limited liability company and the operating subsidiary of the Company, responsible for the operation and management of China Liberal Beijing under the supervision of Ms. Lam Ngai Ngai.

On July 17, 2020, Ms. Lam Ngai Ngai was elected as director and chairperson of the Board and appointed as the chief executive officer of the Company, to assume such offices upon the departure of Mr. Jianxin Zhang. Ms. Lam will not receive any compensation to serve as director, chairperson of the Board or chief executive officer of the Company.

The biographical details of Ms. Lam Ngai Ngai are as follows:

Ms. Lam Ngai Ngai, age 52, has served as the chairperson of China Liberal Beijing since January 2015. She has over 25 years of experience in business and has led the growth of China Liberal Beijing since 2015, growing it from a company solely focused on Sino-foreign jointly managed academic programs to one that provides comprehensive educational services with multiple business lines. Ms. Lam graduated from Shishi City Hanjiang Middle School in Fujian, China in 1983.

There are no family relationships between Ms. Lam and any of the Company’s directors and officers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Liberal Education Holdings Limited

Date: July 17, 2020	By:	/s/ Lam Ngai Ngai
	Name:	Lam Ngai Ngai
	Title:	Chief Executive Officer

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